Ex. 99.4

                    PRINCIPAL FINANCIAL OFFICER CERTIFICATION

     In connection with the annual report of A/S Steamship Company Torm (the "Company") on Form 20-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Chief Financial Officer of the Company, hereby certifies pursuant to 18 U.S.C. ss. 1350 that:

     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

     This certification is made solely for purpose of 18 U.S.C. Section 1350, and not for any other purpose.

June 30, 2003


/s/ Klaus Nyborg
----------------
Klaus Nyborg

Chief Financial Officer

03810.0001 #413894